Mail Stop 6010							September 29, 2005

DrugMax, Inc.
312 Farmington Avenue
Farmington, CT 06032
Attn: Allison Kiene

Re:	DrugMax, Inc.
       	Preliminary information statement filed September 27,
2005
       	File No. 1-15445

Dear Ms. Kiene:

	This is to advise you that we have monitored the subject filing solely with respect to the issue raised in the following comment.

We note that your discussion of an increase in the number of authorized shares of common stock of the company. Please expand the disclosure to state whether or not you have any plans, agreements, arrangements or understandings to issue any additional shares of common stock.

	As appropriate, please amend your filing in response to this comment. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation.

	Any questions should be directed to Michael Reedich at (202)
551-3612.


							Sincerely,



							Jeffrey Riedler
							Assistant Director



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